Exhibit 21.1

SUBSIDIARIES
OF

KEYPATH EDUCATION INTERNATIONAL, INC.

Entity Name	Jurisdiction
Keypath Education Holdings, LLC	Delaware
Keypath Education UK Ltd.	United Kingdom
Keypath Education Australia Pty, Ltd.	Australia
Keypath Education, LLC	Delaware
Keypath Education Canada, Inc.	Canada
Keypath Education Malaysia Sdn. Bhd.	Malaysia
Keypath Education Singapore Pte. Ltd.	Singapore